Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

CHANGE OF DIRECTORS AND

CHANGE IN THE COMPOSITION OF BOARD COMMITTEES

The board (the “Board”) of directors (the “Director(s)”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) hereby announces that, with effect from June 30, 2024:

(1)	Dr. Zhiwu Chen (陳志武) (“Dr. Chen”) has retired from the position as an independent Director upon the expiration of the independent director agreement entered into between him and the Company;

(2)	Mr. Jinbo Yao (姚勁波) (“Mr. Yao”) has resigned from the position as an independent Director as he decided to devote more time to his other engagements;

(3)	Mr. David Zhang (張彤) (“Mr. Zhang”) has been appointed as a non-executive Director under the Rules (the “Hong Kong Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and an independent Director under the rules and regulations of the New York Stock Exchange; and

(4)	Ms. Xiangrong Li (李向榮) (“Ms. Li”) has been appointed as an independent Director.

Following the retirement, resignation and appointment of the relevant Directors, with effect from June 30, 2024, the composition of the Board committees has been changed in accordance with the recommendation of the corporate governance and nominating committee of the Company (the “Corporate Governance and Nominating Committee”).

RETIREMENT AND/OR RESIGNATION OF INDEPENDENT DIRECTORS

Dr. Zhiwu Chen (陳志武), after more than ten years of service, upon the expiration of the independent director agreement entered into between him and the Company, has retired from the position as an independent Director with effect from June 30, 2024. Upon his retirement, Dr. Chen ceased to be the chairman of the audit committee of the Company (the “Audit Committee”) and a member of the Corporate Governance and Nominating Committee with effect from the same date.

Mr. Jinbo Yao (姚勁波), after more than nine years of service, has tendered his resignation from the position as an independent Director with effect from June 30, 2024, as he decided to devote more time to his other engagements. Accordingly, Mr. Yao requested to be released from his duties in the Group.

Each of Dr. Chen and Mr. Yao has respectively confirmed that he has no disagreement with the Board and there is no matter in connection with his resignation as an independent Director that should be brought to the attention of the shareholders of the Company (the “Shareholders”). Their respective retirement or resignation will not affect the operation of the Board and the Company. The Board would like to express its gratitude to Dr. Chen and Mr. Yao for their invaluable contributions to the Company during their tenure of office.

APPOINTMENT OF A NON-EXECUTIVE DIRECTOR

Mr. David Zhang (張彤) has been appointed as a non-executive Director under the Hong Kong Listing Rules and an independent Director under the rules and regulations of the New York Stock Exchange with effect from June 30, 2024. The biographical details of Mr. Zhang are as follows:

Mr. Zhang, aged 61, has extensive experience representing Chinese issuers and leading investment banks in U.S. initial public offerings, Hong Kong initial public offerings and other Rule 144A and Regulation S offerings of equity, debt and convertible securities. Admitted to the practice of law in the State of New York, U.S. and based in Hong Kong, Mr. Zhang specializes in securities offerings and mergers and acquisition (M&A) transactions. He has represented a number of leading private equity funds, multinational corporations and sovereign wealth funds in connection with their investments and M&A transactions in the Greater China region and Southeast Asia. In addition, Mr. Zhang has successfully guided China-based companies listed in the Unites States and Hong Kong through complex mission-critical moments, counselling leaders and boards of directors on high-stakes matters at the intersection of litigation, regulatory enforcement, reputation and public policy.

Mr. Zhang has been serving as a member of the board of Tulane University since February 2023, and an independent non-executive director of Fosun International Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 0656), since June 2012, respectively. He had also been a senior corporate partner in the Hong Kong office of Kirkland & Ellis International LLP, a leading international law firm, from which he retired in January 2024. Prior to joining Kirkland & Ellis International LLP in August 2011, Mr. Zhang was a partner of Latham & Watkins LLP, a leading international law firm, for eight years.

Mr. Zhang graduated from Beijing Foreign Studies University (北京外國語大學) with his bachelor’s degree in 1981 in China and received his juris doctor degree from Tulane University Law School in 1991 in U.S. He has also been rated as a top capital markets attorney by Chambers Global, Legal 500 Asia Pacific, IFLR1000 and Chambers Asia Pacific for several times.

The Board considered and accepted the recommendation from the Corporate Governance and Nominating Committee to appoint Mr. Zhang as a non-executive Director, after reviewing his academic qualifications and work experience, among others.

Save as disclosed above, as of the date of this announcement, Mr. Zhang confirms that he does not hold any other position with the Company or any members of the Group, nor does he have any relationship with any Directors, senior management or substantial shareholder (as defined in the Hong Kong Listing Rules) of the Company. Save as disclosed above, Mr. Zhang confirms that he has not held any directorship in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the past three years.

The Company and Mr. Zhang entered into a director agreement, with an initial term of three years from June 30, 2024, which is subject to the requirements in respect of retirement by rotation under the Hong Kong Listing Rules and re-election at the annual general meeting of the Company under the memorandum of association and articles of association of the Company (the “Articles”) and the Hong Kong Listing Rules, pursuant to which, Mr. Zhang shall hold office until the next annual general meeting of the Company and will be eligible for re-election at such meeting. The director agreement may be terminated by either party by giving a 30-day prior written notice to the other party, or shorter period as the parties may agree upon. Mr. Zhang will receive a director’s fee of HK$500,000 per annum, which is determined by the Board upon recommendation from the compensation committee of the Company (the “Compensation Committee”) by reference to his academic and professional qualifications and work experience, among others, and may also receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate for his term of appointment as a non-executive Director.

As of the date of this announcement, Mr. Zhang does not have any interests in any Shares within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”).

Save as disclosed above, there is no matter that needs to be brought to the attention of the Shareholders in connection with Mr. Zhang’s appointment as a non-executive Director, and the Board is not aware of any other information that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules.

Mr. Zhang has obtained the legal advice referred to under Rule 3.09D of the Hong Kong Listing Rules prior to his appointment, and confirmed that he understood his obligations as a Director under the Hong Kong Listing Rules.

APPOINTMENT OF AN INDEPENDENT DIRECTOR

Ms. Xiangrong Li (李向榮) has been appointed as an independent Director with effect from June 30, 2024. The biographical details of Ms. Li are as follows:

Ms. Li, aged 51, has extensive experience in accounting and financial management. She has been serving as a deputy general manager and the financial controller of Beijing Tourist Hotel (Group) Co., Ltd. (北京首旅酒店(集團)股份有限公司), the shares of which are listed on the Shanghai Stock Exchange (stock code: 600258), since September 2016 after its merger with Homeinns Hotel Group (previously listed on NASDAQ stock market with the ticker symbol “HMIN”). Before that, Ms. Li served as the chief financial officer of Homeinns Hotel Group from August 2014 to April 2016. She also served as the chief financial officer of Hengdeli Holdings Ltd, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 3389), from 2010 to August 2014. Prior to that, Ms. Li was employed by Unilever for various positions from 1993 to 2010, including serving as the financial controller for Greater China region from 2007 to 2010.

Ms. Li has been serving as an independent non-executive director of Viva Biotech Holdings (維亞生物科技控股集團), the shares of which are listed on the Hong Kong Stock Exchange (stock code: 1873), since April  2019, and she also served as an independent director of MakeMyTrip Limited, an Indian online travel company, the shares of which are listed on NASDAQ stock market (ticker symbol: MMYT) from September 2019 to May 2024.

Ms. Li obtained her bachelor’s degree in international accounting jointly awarded by the Shanghai University of Finance and Economics (上海財經大學) and Shanghai International Studies University (上海外國語大學) in China in July 1993. She also obtained her master’s degree in executive management business administration from China Europe International Business School (中歐國際商學院) in Shanghai, China in September 2008.

Ms. Li held serval accounting qualifications. She has been admitted as (i) a fellow of the Institute of Public Accountants in Australia since July 2020, (ii) a fellow of the Association of Chartered Certified Accountants since July 2003, and (iii) a member of The Chinese Institute of Certified Public Accountants (中國註冊會計師會) since August 1995, respectively. She was awarded (i) the CFO of the Year in China (中國年度CFO) by New Financial 《( 新理財》) magazine in November 2012; (ii) the China Best CFO Leadership Award jointly by ACCA, SNAI and Korn Ferry in November 2019; and (iii) the 2020 International Financial Leader of the Year in China (2020中國國際財務領袖年度人物) by China CFO Development Centre (中國CFO發展中心) in December 2020.

Save as disclosed above, as of the date of this announcement, Ms. Li confirms that she does not hold any other position with the Company or any members of the Group, nor does she have any relationship with any Directors, senior management or substantial shareholder (as defined in the Hong Kong Listing Rules) of the Company. Save as disclosed above, Ms. Li confirms that she has not held any directorship in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the past three years.

The Board considered and accepted the recommendation from the Company’s Corporate Governance and Nominating Committee to appoint Ms. Li as an independent Director, after reviewing her academic and professional qualifications and work experience, among others.

The Company and Ms. Li entered into an independent director agreement, with an initial term of three years from June 30, 2024, which is subject to the requirements in respect of retirement by rotation under the Hong Kong Listing Rules and re-election at the annual general meeting of the Company under the Articles and the Hong Kong Listing Rules, pursuant to which, Ms. Li shall hold office until the next annual general meeting of the Company and will be eligible for re-election at such meeting. The independent director agreement may be terminated by either party giving a 30-day prior written notice to the other party, or shorter period as the parties may agree upon. Ms. Li will receive a director’s fee of HK$650,000 per annum, which is determined by the Board upon recommendation from the Compensation Committee by reference to her academic and professional qualifications and work experience, among others, and may also receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate for her term of appointment as an independent Director.

As of the date of this announcement, Ms. Li does not have any interests in any Shares within the meaning of Part XV of the SFO.

Ms. Li has confirmed that she met the independence criteria set out in Rule 3.13 of the Hong Kong Listing Rules.

Save as disclosed above, there is no matter that needs to be brought to the attention of the Shareholders in connection with Ms. Li’s appointment as an independent Director, and the Board is not aware of any other information that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules.

Ms. Li has obtained the legal advice referred to under Rule 3.09D of the Hong Kong Listing Rules prior to her appointment, and confirmed that she understood her obligations as a Director under the Hong Kong Listing Rules.

The Board would like to extend its warm welcome to both Mr. Zhang and Ms. Li on their respective appointment to the Board.

CHANGE IN COMPOSITION OF THE AUDIT COMMITTEE AND THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Ms. May Yihong Wu (吳亦泓) has resigned from the position as a member of the Audit Committee with effect from June 30, 2024, as she decided to devote more time to her other engagements, but will remain as an independent Director, the chairwoman of the Compensation Committee and a member of the Corporate Governance and Nominating Committee.

Following the retirement, resignation and appointment of the relevant Directors, the composition of the Board committees has been changed in accordance with the recommendation of the Corporate Governance and Nominating Committee. With effective from June 30, 2024, (i) Ms. Li has been appointed as the chairwoman of the Audit Committee; (ii) Mr. Zhang has been appointed as a member of the Audit Committee; and (iii) Ms. Cynthia Jinhong Meng (孟晉紅), an independent Director, has been appointed as a member of the Corporate Governance and Nominating Committee.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

Hong Kong, July 1, 2024

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Kai Wang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.